

April 22, 2011

Via E-mail
William S. Sheridan
Executive Vice President and
Chief Financial Officer
Sotheby's
1334 York Avenue
New York, New York 10021

> **Re:** **Sotheby's**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 001-09750**

Dear Mr. Sheridan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Years Ended December 31, 2010 and 2009

Income Tax Expense, page 31

1.   Tell us how you considered providing disclosures that explain the impact on your effective income tax rates and obligations of having proportionally higher earnings in countries where you have lower statutory tax rates. In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater

detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations. To the extent that certain countries have had a more significant impact on your effective tax rate, then tell us how you considered disclosing this information and including a discussion regarding how potential changes in such countries' operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350.

Liquidity and Capital Resources, page 44

2.   We note that a substantial amount of your earnings of foreign subsidiaries are permanently reinvested outside of the U.S. Tell us how you considered disclosing the amount of cash and cash equivalents that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed March 24, 2011)

Compensation Discussion and Analysis, page 19

3.   You indicate that certain incentive compensation payouts for 2010 were based in part on company performance with respect to parameters that you ultimately reported in the audited financial statements. For example, on page 28 you state that the PSU target amounts for 2010 were based on pre-tax earnings and indicate that because the targets for that period were met, the eligible PSUs for that period vested. Please provide us with a supplemental legal analysis supporting your conclusions that the disclosure of the target levels of pre-tax earnings in 2010 would present a reasonable threat of competitive harm. For example, explain the insight that competitors might glean regarding your business strategies in future periods, and how that could be used to your competitive disadvantage, with respect to targets for a completed period for which actual results have been disclosed. For additional guidance, please refer to Regulation S-K Compliance and Disclosure Interpretation 118.04.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 or Christine Davis, Assistant Chief Accountant at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Mark P. Shuman, Legal Branch Chief, at (202) 551- 3462. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/Christine Davis for

Kathleen Collins
Accounting Branch Chief